Exhibit 99.1

Contact:
WSP Holdings Limited	Compass Investor Relations
Ms. Judy Zhu, IR Director	Ms. Elaine Ketchmere, CFA
Phone: +86-510-8536-0401	Phone: +1-310-528-3031 (Los Angeles)
E-mail: info@wsphl.com	E-mail: eketchmere@compass-ir.com
http://www.wsphl.com	http://www.compassinvestorrelations.com

WSP Holdings Limited Announces Disposals of Mengfeng and Liaoyang Seamless

Wuxi, China, March 19, 2014 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a Chinese manufacturer of API (“American Petroleum Institute”) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, announced the disposals of two subsidiaries, Tuoketuo County Mengfeng Special Steel Co., Ltd. (“Mengfeng”) and Liaoyang Seamless Oil Pipes Co., Ltd. (“Liaoyang Seamless”).

The Company disposed its entire equity interest in Mengfeng for nominal cash considerations to three unrelated third parties, pursuant to a series of agreements entered into in December 2013. As a result of the disposal, the Company would incur a loss of approximately $39 million. This loss is expected to impact the Company’s financial results in 2013. Mengfeng was acquired by the Company in July 2008 to supply raw materials for the Company’s production. The Company stopped production at Mengfeng since the second half of 2011 as the Company has been able to obtain and produce raw materials at lower costs. Mengfeng has been operating at a loss and the Company decided that it should be disposed to prevent future losses and to reduce negative cash flow impact to the group.  As part of the disposal agreement, the buyer is contracted to pay the Company RMB170 million in two installments to settle part of the inter-company owed by Mengfeng. To date a significant portion of the installments has not been received.

The Company also disposed its entire equity interest in Liaoyang Seamless for nominal cash considerations to two unrelated third parties, pursuant to a series of agreements entered into in December 2013. As a result of the disposal, the Company is expected to incur a loss of approximately $23 million. This loss is expected to impact the Company’s financial results in 2013. Liaoyang was established by the Company in April 2008 to manufacture finished OCTG products. It has been operating at a loss and the Company decided that it should be disposed to prevent future losses and negative cash flow impact on the group.  As part of the disposal agreement, the buyer is contracted to pay the Company RMB50 million and to assume the repayment of a RMB40 million bank loan of the Company when due.  These amounts will be due soon.

The process of completing all the documents, requirements, registrations and transfers requires considerable time, although the agreements for the disposals of Mengfeng and Liaoyang Seamless have been signed.  These processes are in various stages of completion.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the Company’s outlook and quotations from management in this announcement contain forward-looking statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, the Company’s ability to file its annual report and complete the going private transaction according to the timeline above, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company’s relationships with customers, the Company’s ability to develop and market new products, the Company’s ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.